UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	On September 8, 2015, the Company issued a press release regarding its full fiscal year 2016 EBITDA growth.

VIDEOCON D2H PROVIDES FULL FISCAL YEAR 2016 EBITDA GROWTH GUIDANCE OF 35-40%

MUMBAI, September 8, 2015 – Videocon d2h Limited (NASDAQ:VDTH) (“Videocon d2h”) has provided guidance for the full fiscal year ending March 31, 2016 in terms of EBITDA. The company expects fiscal 2016 EBITDA to be in the range of INR 8.2 billion – INR 8.6 billion. This translates to approximately 35-40% growth over EBITDA in the fiscal year ended March 31, 2015. Videocon d2h maintains its current first half of the fiscal year ending March 31, 2016 guidance of 25-30% period on period growth of EBITDA, and is guiding towards 40-45% period on period growth in the second half of the fiscal year ending March 31, 2016.

Commenting on this, Executive Chairman, Saurabh Dhoot said “We are pleased to provide strong EBITDA growth guidance for fiscal year 2016. This is driven by strong subscriber growth momentum, improving ARPU and further benefit of operating leverage. We remain excited about our long term subscriber growth prospects as a result of the government mandated move to digitalization. We have positioned ourselves to take advantage of the 100 million subscriber homes opportunity for the industry over the next four to five years.”

Earnings before interest, tax and depreciation & amortization (EBITDA)

EBITDA presented in this 6-K filing, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from Videocon d2h, limiting their usefulness as comparative measures. Videocon d2h believes that EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. Videocon d2h believes that EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 525 channels & services. Videocon d2h also offers 39 “HD” channels & services. It launched India’s first 4K Ultra HD DTH channel. Videocon d2h offers India’s first 1000 GB High Definition Digital Video Recorder and is the first DTH service provider to offer Radio Frequency Remote Control (available with High Definition Digital Set Top Box with unlimited recording) and Wireless DTH Headphones. It has also launched its own OTT service, direct to mobile TV, providing its subscriber’s access to TV on the go. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratio. Apart from these, it also offers the Active Music service, which includes 42 Audio / Video active music channels, 24-hrs a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in nine regional languages in addition to English and Hindi from the dedicated 8 Customer care centres present in seven locations.

Videocon d2h is the most valued Indian company on NASDAQ by equity market capitalization as of September 4, 2015 and was the first Indian media company to be listed on NASDAQ.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 8, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman